

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2020

David Lovatt
Chief Executive Officer
GenTech Holdings, Inc.
1731 1st Avenue
New York, NY 10128

> **Re: GenTech Holdings, Inc.**
> **Offering Statement on Form 1-A**
> **Post-Qualification Amendment No. 2**
> **Filed June 19, 2020**
> **File No. 024-11055**

Dear Mr. Lovatt:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Offering Statement on Form 1-A

Cover Page

1. We note you are offering 14.5 billion shares of common stock but your amended Articles of Incorporation indicate that the number of authorized shares of common stock is 5 billion. Please advise or ensure that you are not offering shares that exceed the number of authorized shares.

Note 9. Subsequent Events, page F-15

2.  Please tell us how you considered Rule 8-04 and 8-05 of Regulation S-X in evaluating the significance of the Sinister Labs LLC acquisition and whether you are required to include audited financial statement and pro forma information in your POS.  As part of your response, provide us with the results of your significance test.  Refer also to Part F/S (b)(7)(iii) of Regulation A.

We will consider qualifying your offering statement at your request.  If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.  Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:     William Eilers